Exhibit 99.1

Globus Maritime Limited Reports A Correction to the Financial Results
for the Quarter and Six Month Period ended June 30, 2017.

Athens, Greece, December 1, 2017, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported a correction to the comparative figures published on October 4, 2017 on its consolidated condensed statement of financial position for the period ended June 30, 2017. Some of the figures in the December 31, 2016 column inadvertently showed figures for June 30, 2016. The correct figures appear below. A consolidated statement of changes in equity between December 31, 2016 and June 30, 2017 also appears below.

	As of June 30,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2017	2016
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	89,107	91,792
Other non-current assets	51	55
Total non-current assets	89,158	91,847
Cash and bank balances and bank deposits	826	163
Other current assets	1,848	1,986
Total current assets	2,674	2,149
Total assets	91,832	93,996
Total equity	42,064	20,760
Total debt net of unamortized debt discount	44,209	65,573
Other liabilities	5,559	7,663
Total liabilities	49,768	73,236
Total equity and liabilities	91,832	93,996

Consolidated statement of changes in equity:
(Expressed in thousands of U.S. Dollars)	Issued share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at December 31, 2016	10	110,004	(89,254)	20,760
Loss for the period	-	-	(3,725)	(3,725)
Issuance of common stock (1)	100	24,900	-	25,000
Issuance of common stock due to exercise of warrants (2)	-	11	-	11
Share-based payments (to directors)	1	17	-	18
As at June 30, 2017	111	134,932	(92,979)	42,064

(1)	For more details see section titled “Share and warrant purchase agreement” below.
(2)	Pursuant to the “Share and warrant purchase agreement” described below, warrants to buy 7,000 common shares were exercised in June 2017.

Share and warrant purchase agreement

As previously reported, the Company on February 8, 2017 entered into a Share and Warrant Purchase Agreement pursuant to which it sold for $5 million an aggregate of 5 million of its common shares, par value $0.004 per share and warrants to purchase 25 million of its common shares at a price of $1.60 per share to a number of investors in a private placement. These securities were issued in transactions exempt from registration under the Securities Act. On February 9, 2017, the Company entered into a registration rights agreement with those purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In connection with the closing of the February 2017 private placement, the Company also entered into two loan amendment agreements with existing lenders.

One loan amendment agreement was entered into by the Company with Firment Trading Limited (“Firment”), an affiliate of the Company’s chairman, and the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,524. Firment released an amount equal to $16,885 (but left an amount equal to $1,639 outstanding, which continued to accrue interest under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. The Firment Credit Facility expired on April 12, 2017.

The other loan amendment agreement was entered into by the Company with Silaner Investments Limited (“Silaner”), an affiliate of the Company’s chairman, and the lender of the Silaner Credit Facility. Silaner released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue interest under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. The Silaner Credit Facility remains available to the Company until January 12, 2018.

Each of the above mentioned warrants are exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which has no such restriction in its warrants) may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of the Company’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision does not limit a warrant holder from acquiring up to 4.99% of the Company’s common shares, selling all of their common shares, and re-acquiring up to 4.99% of the Company’s common shares.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 9.6 years as of September 30, 2017.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com